Exhibit 99.1

CANADIAN NATURAL RESOURCES LIMITED UPDATES
HORIZON PRIMARY UPGRADER FIRE
CALGARY, ALBERTA – JANUARY 7, 2011 – FOR IMMEDIATE RELEASE

Canadian Natural experienced a fire at its Primary Upgrading facility at the Horizon Oil Sands Plant at approximately 3:30 pm on January 6, 2011.  Emergency crews immediately responded and an orderly shutdown took place. The fire was successfully extinguished at approximately 7:15 pm that evening.  No site evacuation was required.

Three workers experienced burns with one remaining in hospital.

Air monitoring at both the plant site and Fort McKay are continuous year-round. In addition enhanced monitoring has been put in place and will continue for several days. No air quality exceedences have been detected in the area of the plant or in the neighboring community of Fort McKay.

The cause of the fire is currently under investigation by Canadian Natural and Occupational Health and Safety (OHS). The Primary Upgrading area is under a stop work order by OHS and as such synthetic crude oil production has been suspended. It has not yet been determined when production will resume.

Canadian Natural maintains a US$2 billion umbrella insurance package for the Horizon facility which will cover repairs of damaged plant and equipment and offers business interruption insurance to effectively cover ongoing operating costs incurred on the site after 90 days.

Canadian Natural targets to provide a further update next week which would provide additional information on the impact of operations, the extent of the damage, and the estimated timing and costs of repairs.

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone: Facsimile: Email: Website:	(403) 514-7777 (403) 514-7888 ir@cnrl.com www.cnrl.com	JOHN G. LANGILLE Vice-Chairman STEVE W. LAUT President COREY B. BIEBER Vice-President, Finance & Investor Relations
Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

This document contains forward-looking statements under applicable securities laws, including, in particular, statements about Canadian Naturals’ plans, strategies and prospects.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated.
Please refer to the Company’s Interim Report or Annual Information Form for a full description of these risks and impacts.